UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by MMtec, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	June 30, 2021	December 31, 2020
ASSETS	(UNAUDITED)

CURRENT ASSETS:
Cash and cash equivalents	$14,603,601	$1,425,926
Accounts receivable, net	170,758	46,390
Loan receivable - related party	93,762	92,831
Security deposits - current portion	-	500,000
Prepaid expenses and other current assets	171,736	187,994

Total Current Assets	15,039,857	2,253,141

NON-CURRENT ASSETS:
Security deposits - non-current portion	114,023	112,891
Property and equipment, net	98,387	102,882
Operating lease right-of-use assets	500,216	662,609
Long-term investment	-	578,749

Total Non-current Assets	712,626	1,457,131

Total Assets	$15,752,483	$3,710,272

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Salary payable	126,427	131,445
Accrued liabilities and other payables	98,316	94,799
Due to related parties	720	1,433
Operating lease liabilities - current	416,133	430,352

Total Current Liabilities	641,596	658,029

NON-CURRENT LIABILITIES:
Loan Payable	-	41,250
Operating lease liabilities - non-current	121,776	315,190

Total Non-current Liabilities	121,776	356,440

Total Liabilities	763,372	1,014,469

SHAREHOLDERS’ EQUITY:
Common shares ($0.001 par value; 500,000,000 shares authorized; 25,120,000 shares issued and outstanding at June 30, 2021, and 20,820,000 shares issued and outstanding at December 31, 2020)	25,120	20,820
Additional paid-in capital	26,866,489	12,233,589
Accumulated deficit	(11,924,511)	(9,556,899)
Accumulated other comprehensive income (loss)	22,013	(1,707)

Total Shareholders’ Equity	14,989,111	2,695,803

Total Liabilities and Shareholders’ Equity	$15,752,483	$3,710,272

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2020

REVENUE	$507,048	$329,070

COST OF REVENUE	66,908	7,026

GROSS PROFIT	440,140	322,044

OPERATING EXPENSES:
Selling and marketing	97,146	76,668
General and administrative
Payroll and related benefits	669,299	479,261
Professional fees	837,457	403,300
Other general and administrative expenses	671,500	404,176

Total Operating Expenses	2,275,402	1,363,405

LOSS FROM OPERATIONS	(1,835,262)	(1,041,361)

OTHER INCOME (EXPENSE):
Interest income	526	27,571
Other income	66,940	24,483
Foreign currency transaction loss	(16,319)	(3,525)
Impairment loss on long-term investment	(583,497)	-
Loss on equity method investment	-	(18,320)

Total Other Income (Expense)	(532,350)	30,209

LOSS BEFORE INCOME TAXES	(2,367,612)	(1,011,152)

INCOME TAXES	-	-

NET LOSS	$(2,367,612)	$(1,011,152)

COMPREHENSIVE LOSS:
NET LOSS	(2,367,612)	(1,011,152)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	23,720	(23,138)
TOTAL COMPREHENSIVE LOSS	$(2,343,892)	$(1,034,290)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.10)	$(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	23,860,884	20,070,000

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,367,612)	$(1,011,152)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	14,322	10,338
Impairment loss on long-term investment	583,497	-
Loss on equity method investment	-	18,320
Noncash lease expense	168,733	145,246
Gain on extinguishment of debt	(41,548)	-
Foreign currency transaction loss	35,464	-
Other noncash expense	-	721
Changes in operating assets and liabilities:
Operating lease liabilities	(214,724)	(75,003)
Accounts receivable	(124,368)	1,018
Security deposits	-	35,194
Prepaid expenses and other current assets	516,649	14,733
Deferred revenue	-	(44,485)
Salary payable	(5,695)	(12,456)
Accrued liabilities and other payables	3,808	(183,636)

NET CASH USED IN OPERATING ACTIVITIES	(1,431,474)	(1,101,162)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loan to related party	-	78,002
Cash proceeds from acquisition	-	279
Purchase of property and equipment	(8,806)	(10,636)
Purchase of long-term investment	-	(809,881)

NET CASH USED IN INVESTING ACTIVITIES	(8,806)	(742,236)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term loan	-	41,250
Proceeds from issuance of stocks	14,637,200	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	14,637,200	41,250

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(19,245)	(10,536)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,177,675	(1,812,684)

CASH AND CASH EQUIVALENTS - beginning of period	1,425,926	3,642,521

CASH AND CASH EQUIVALENTS - end of period	$14,603,601	$1,829,837

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$-	$29,904
Consideration of acquisition payable to related party	$-	$1,000

Exhibits

Exhibit No.	Description

99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 30, 2021

MMtec, Inc.

By:	/s/ Xiangdong Wen
Xiangdong Wen, Chief Executive Officer